File No. 333-251477                       CIK #1819776

Securities and Exchange Commission

Washington, DC 20549-0102

Post-Effective

Amendment No. 1 to

Form S-6

For Registration under the Securities Act of 1933 of

Securities of Unit Investment Trusts Registered on

Form N-8B-2

Invesco Unit Trusts, Series 2109

(Exact Name of Trust)

Invesco Capital Markets, Inc.

(Exact Name of Depositor)

11 Greenway Plaza

Houston, Texas 77046-1173

(Complete address of Depositor's principal executive offices)

INVESCO CAPITAL MARKETS, INC.	MORGAN, LEWIS & BOCKIUS LLP
Attention: John M. Zerr, Esq.	Attention: Thomas S. Harman
11 Greenway Plaza	1111 Pennsylvania Avenue NW
Houston, Texas 77046-1173	Washington, DC 20004

(Name and complete address of agents for service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 (“Post-Effective Amendment”) for registrant Invesco Unit Trusts, Series 2109 (File No. 333-251477) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to replace Exhibit 4.2 to the registrant’s Amendment No. 1 to the Registration Statement on Form S-6 (“Registration Statement”). Other than the replacement of Exhibit 4.2, there is no change to any information contained in the Registration Statement that was filed with, and declared effective by, the Securities and Exchange Commission on February 3, 2021.  Accordingly, this Post-Effective Amendment consists only of a facing page, this explanatory note and Exhibit 4.2, and will become immediately effective pursuant to Rule 462(d) upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Contents of Post-Effective Amendment to the Registration Statement

This Post-Effective Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

Explanatory Note.

The Signatures.

The Written Consent of Independent Registered Public Accounting Firm.

The following exhibits:

4.2    Consent of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2109, has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 4th day of February, 2021.

Invesco Unit Trusts, Series 2109

By: Invesco Capital Markets, Inc., as Depositor

By: /s/ CRAIG S. FALDUTO

Executive Director, Investment Research

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below on February 4, 2021, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ CRAIG S. FALDUTO
(Attorney-in-fact*)

*	An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission as Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2060 (File No. 333-237902) dated June 15, 2020.